UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 19, 2021

Apollo Global Management, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35107	20-8880053
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 West 57th Street, 43rd Floor

New York, New York 10019

(Address of principal executive offices) (Zip Code)

(212) 515-3200

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	APO	New York Stock Exchange
6.375% Series A Preferred Stock	APO.PR A	New York Stock Exchange
6.375% Series B Preferred Stock	APO.PR B	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On August 19, 2021, Athene Holding Ltd., a Bermuda exempted company (“AHL”), granted a waiver to Leon Black (the “Stockholder”) of his covenants and obligations under Section 1.03 (Transfer and Encumbrance) of the voting agreement dated March 8, 2021 between AHL and the Stockholder, Joshua Harris and Marc Rowan (the “Principals Voting Agreement”), solely with respect to 6,000,000 of the Stockholder’s shares of Class A common stock of Apollo Global Management, Inc., a Delaware corporation (“AGM”), par value $0.00001 per share (the “AGM Class A Shares”). The waiver did not amend the number of AGM Class A Shares that would constitute the Stockholder’s pro rata portion of the Lock-Up Covered Shares (as defined in the Principals Voting Agreement), and, if applicable, such pro rata portion will be determined without giving effect to the waiver.

On August 19, 2021, AHL entered into a voting agreement with Scott Kleinman, KRT Investments, LLC, The Kleinman Children’s Trust, James Zelter, John Suydam, Suydam 2012 Family Trust and Barry Cohen (collectively, the “Supporting Stockholders” and, such agreement, the “Supporting Stockholders Voting Agreement”). As of August 19, 2021, the Supporting Stockholders beneficially owned (including AGM Class A Shares into which units of the Apollo Operating Group (as defined in AGM’s certificate of incorporation) may be converted or exchanged) and were entitled to vote approximately 6,922,644 AGM Class A Shares (the “Subject Shares”) with respect to the proposal to adopt the Agreement and Plan of Merger dated March 8, 2021 (the “merger agreement”), between AGM, AHL, Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM (“HoldCo”), Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of HoldCo, and Green Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo (“AGM Merger Sub”). The Supporting Stockholders Voting Agreement, among other things, requires that the Supporting Stockholders vote (or cause to be voted) the Subject Shares in favor of adopting the merger agreement and the merger of AGM Merger Sub with and into AGM, and against certain other transactions, proposals or actions. As of August 19, 2021, the Subject Shares that are subject to the Supporting Stockholders Voting Agreement constitute approximately 1.6% in voting power of the outstanding AGM Class A Shares and the Class B common stock of AGM, par value $0.00001 per share, entitled to vote on the AGM merger agreement proposal, voting together as a single class. The Supporting Stockholders Voting Agreement will terminate upon the earlier of the AGM board of directors making an adverse recommendation to the AGM stockholders in connection with the transactions contemplated by the merger agreement, the termination of the merger agreement and certain other specified events. Each Supporting Stockholder entered into the Supporting Stockholders Voting Agreement in his or its capacity as a stockholder of AGM. Nothing in the Supporting Stockholders Voting Agreement constrains a Supporting Stockholder’s ability to act as a director or officer of AGM.

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Additional Information Regarding the Transaction and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction involving HoldCo, AGM and AHL. The proposed transaction will be submitted to the stockholders of AGM and the shareholders of AHL for their respective consideration. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of AGM and the shareholders of AHL. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF AGM AND AHL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about AGM and AHL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by AGM will be available free of charge under the “Stockholders” section of AGM’s website located at http://www.apollo.com or by contacting AGM’s Investor Relations Department at (212) 822-0528 or APOInvestorRelations@apollo.com.

Copies of the documents filed with the SEC by AHL will be available free of charge under the “Investors” section of AHL’s website located at http://www.athene.com or by contacting AHL’s Investor Relations Department at (441) 279-8531 or ir@athene.com.

Participants in the Solicitation

AGM, AHL, HoldCo and their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of AGM and HoldCo is set forth in AGM’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on August 16, 2021, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Information about the directors and executive officers of AHL is set forth in AHL’s proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on July 22, 2021, its annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 19, 2021, its amendment to its annual report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on April 20, 2021, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations of the stockholders of AGM and the shareholders of AHL, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary and definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 20, 2021

APOLLO GLOBAL MANAGEMENT, INC.

	By:	/s/ John J. Suydam
	Name:	John J. Suydam
	Title:	Chief Legal Officer

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